Exhibit 4.60

English Translation for Reference Only

Product Procurement Contract

Seller: CEEG Nanjing Renewable Energy Co., Ltd.	Contract No.: XSP12079

Date of signing: May 18, 2012

Buyer: CEEG Nanjing Solar Energy Research Institute Place of signing: Nanjing

Through friendly consultations and in accordance with the Contract Law of the People's Republic of China, this Contract is made and entered into by both parties under the terms and conditions set forth as follows.

I. Goods and Price

Product			Quantity		Unit price (including 17% VAT)		Amount (including
name	Brand	Specification/Model	Piece	W	RMB/W	RMB/Piece	tax)
Wafer Battery Module	CSUN	195W Monocrystalline	21163	4126785	*****	****	****

Total Amount: RMB **** ONLY (RMB****)

II. Packing

Company standard packaging that can meet with long-distance transport requirements.

III. Settlement Method and Term

The Buyer shall pay 100% of the amount of the purchase price (RMB **** in total) to the Seller within 30 days after taking delivery of the goods for the first time. After full price is paid, the seller shall issue VAT invoice (17% tax rate) to the buyer.

IV. Delivery of Goods

After the effective date of this Contract, the Seller shall deliver the first batch of the contracted 2MW goods to the Buyer before May 30, 2012, and the remaining goods are to be delivered prior to June 15, 2012.

Goods are to be delivered to the Seller’s warehouse named Warehouse of CEEG Nanjing Renewable Energy Co., Ltd. (to be picked up by customer).

V. Acceptance and Objection

The Seller warrants that the products meet the national GoldenSun project requirements.

* This portion has been omitted and filed separately with the Securities and Exchange Commission, pursuant to Rule 406 under the Securities Act of 1933, as amended.

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The Buyer shall finish acceptance of goods within 7 days after the arrival of the goods to the scene, the goods shall be deemed acceptable if acceptance is overdue. When receiving goods, if the Buyer finds out that the varieties, models, specifications and quality are unacceptable, it shall keep the goods with due care and submit a written objection to the Seller within 7 days after the arrival of the goods to the scene. If the Buyer fails to submit a written objection, the delivered goods will be regarded in line with this Contract. Module power warranty is to be implemented in compliance with Annex 1 “Solar PV Module Limited Warranty Book”.

VI. Confidentiality

The Seller's drawings, technical specifications and all documents that belong to the Seller known to Buyer's employees, agents, representatives or advisers for performance of this Contract shall be all considered trade secrets of the Seller, they shall not be disclosed to any third party without written consent of the Seller. Otherwise, the Seller shall enjoy double indemnity for all the direct or indirect loss suffered by the Seller.

VII. Force Majeure

In the course of fulfilling this Contract, if occurrence of earthquakes, floods, riots and other force majeure events make the performance of this Contract impossible, either party shall notify the other party and provide documents issued by government agencies or departments within 15 days. Both parties may negotiate to terminate this Contract or over other relevant matters.

VIII. Incorruptness

If the Buyer or other staff directly or indirectly give cash gifts, valuables, securities or take other disguised means of providing improper benefits on behalf of the company or any individual to the Seller’s staff, it shall be deemed as an infringement of seller’s interests. The Buyer shall pay double indemnity for all the direct or indirect loss thus suffered by the Seller. The Buyer therefore shall bear 20% of the total contract amount of liquidated damages which is no more than RMB500,000 each time to the Seller. Meanwhile, the Seller shall have the right to stop delivery and terminate this Contract.

IX. Settlement of Disputes

All disputes arising in connection with this Contract shall be resolved through friendly consultations under the spirit of mutual understanding and accommodation. If disputes can not be solved after consultations, either party may bring the suit to the people's court of the place where the Seller is domiciled.

X. Other Provisions

1. If the Buyer delays payment, delivery deadline will be accordingly extended; if the Buyer delays payment for more than 15 days, the Seller shall have the right to terminate this Contract and reserve the right of accountability for the Buyer’s breach of contract.

2. This Contract shall come into effect after signed and sealed by both parties, and is made out in duplicate, one for each party, and both copies being equally authentic. It shall bear a stamp at the place where the pages meet if it is over one page.

3. Both parties acknowledge that the terms of this Contract reflect the negotiation in good faith between both parties. The terms of this Contract shall not constitute standard terms and conditions of any party, and both parties confirm that they have reviewed and understood the terms of this Contract.

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4. As for any matter not covered by this Contract, or if both parties need to reach a new agreement during fulfilling this Contract, both parties can conduct negotiations and sign a written supplementary agreement, which shall come into effect after signed and sealed by both parties and have the same legal effect as this Contract.

Buyer	Seller

Name: CEEG Nanjing Solar Energy Research Institute	Name: CEEG Nanjing Renewable Energy Co., Ltd.

/Seal/ CEEG Nanjing Solar Energy Reseach Institute	/Seal/ CEEG Nanjing Renewable Energy Co., Ltd.

Address: 6#, Shuige Road, Jiangning District, Nanjing City	Address:

Legal representative: Lu Tingxiu	Legal representative:

Entrusted agent: Zhang Keyan	Entrusted agent:

Tel.: 025-52095914	Tel.:

Fax.:	Fax.:

Deposit bank:	Deposit bank:

Account:	Account:

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